946770

2-27-02

02016435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 27 2002
080

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

DEUTSCHE TELEKOM AG

PROCESSED
MAR 11 2002
THOMSON
FINANCIAL

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Ad hoc-announcement of Deutschen Telekom AG according to §15 WpHG

Federal Cartel Office blocks the sale of Deutsche Telekom's cable network to Liberty Media

Deutsche Telekom has today been informed by the Federal Cartel Office in Bonn of its final decision not to grant approval for the announced sale of Deutsche Telekom's cable TV businesses to the Liberty Media Corporation. The sale covered the regional cable TV companies in Hamburg/Schleswig-Holstein/Mecklenburg-Western Pomerania, Bremen/Lower Saxony, Rhineland-Palatinate/Saarland, Berlin/Brandenburg, Saxony/Saxony-Anhalt/Thuringia and Bavaria, including the Level 4 operator Deutsche Telekom Kabel Services GmbH (DeTeKS) and MediaServices GmbH (MSG). The Federal Cartel Office had already issued a warning in its preliminary assessment on 31 January 2002.

Deutsche Telekom, which has always considered that the sale of its cable TV network to Liberty Media would act as a clear stimulus to competition, regrets the decision of the Federal Cartel Office. The emergence of a new infrastructure provider in the local network would have been a particular benefit. Leading competition experts had also spoken out in public calling for the project to be approved.

Deutsche Telekom is open to new negotiations with interested parties. The program of systematic debt reduction shall continue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

Date: February 26, 2002

By:
Name: Rolf Ewenz-Sandten
Title: Vice President